EXHIBIT 99.1

B Communications Second Quarter Earnings Release Scheduled For August 2, 2012

Ramat-Gan, Israel July 26, 2012, B Communications Ltd. (NASDAQ/TASE: Bcom), today announced that it will release its Second quarter results on Thursday, August 2, 2012.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620